EXHIBIT 99

RISK FACTORS

         These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may impair our business or the trading price of our securities.

Company Risks

If We Cannot Generate Adequate, Profitable Sales of Hemopure, We Will Not Be Successful

         To succeed as a company, we must develop Hemopure commercially and sell adequate quantities of Hemopure at a high enough price to generate a profit. We may not accomplish either of these objectives. Even if we succeed in developing Hemopure commercially, a number of factors may affect future sales of our product. These factors include:

•	whether physicians, patients and clinicians accept Hemopure as a cost-effective and therapeutic alternative to other products, including donated human blood;

•	whether reimbursement for the cost of Hemopure is available; and

•	whether the public accepts the use of a natural protein product extracted from bovine red blood cells in transfusions, particularly in light of public perceptions in Europe and elsewhere about the risk of “mad cow disease”.

If We Fail to Obtain FDA Approval, We Cannot Market Hemopure in the United States

         We will not be able to market Hemopure in the United States until we receive FDA approval. We are preparing an application for approval to file with the FDA. We believe that our completed pivotal Phase III clinical trials are consistent with the FDA’s most recent guidance on the design and efficacy and safety endpoints required for approval of products such as Hemopure as a replacement for red blood cells in surgical indications. However, the FDA could change its view or require a change in study design, additional data or even further clinical trials, including trials for indications other than those for which we intend to seek approval in the near term, prior to accepting our application or prior to approval of Hemopure. Obtaining FDA approval generally takes years and consumes substantial capital resources with no assurance of ultimate success.

Our Failure to Obtain Regulatory Approvals in Foreign Jurisdictions Will Prevent Us from Marketing Hemopure Abroad

         We also intend to market our products in international markets, including Europe. We must obtain separate regulatory approvals in order to market our products in Europe and many other foreign jurisdictions. The regulatory approval processes differ among these jurisdictions. While we recently received approval from the South Africa Medicines Control Council for the use of Hemopure for a surgical indication, approval in any one jurisdiction does not ensure approval in a different jurisdiction. As a result, obtaining foreign approvals will require additional expenditures and significant amounts of time.

We Cannot Expand Indications for Our Products Unless We Receive FDA Approval for Each Proposed Indication

         The FDA requires a separate approval for each proposed indication for the use of Hemopure. We expect that our first indication for Hemopure will only involve its perioperative use in patients undergoing elective surgery. Subsequently, we expect to expand Hemopure’s indications. To do so, we will have to design additional clinical trials, submit the trial designs to the FDA for review and complete those trials successfully. We cannot guarantee that the FDA will approve Hemopure for any indication. We can only promote Hemopure for indications which have been approved by the FDA. The FDA may require a label cautioning against Hemopure’s use for indications for which it has not been approved.

         The FDA has approved the use of our veterinary product, Oxyglobin, for the treatment of anemia in dogs, regardless of cause. Supplemental approvals are required to market Oxyglobin for any new indications or additional species. We cannot guarantee that we will receive such approvals.

If We Cannot Find Appropriate Marketing Partners, We May Not Be Able to Market and Distribute Hemopure Effectively

         Our success depends, in part, on our ability to market and distribute Hemopure effectively. We have no experience in the sale or marketing of medical products for humans. In the past, we entered into agreements with two established pharmaceutical companies to market our products upon successful completion of clinical development. These arrangements ended in 1996 and 1997. In the event that we obtain FDA approval of Hemopure, we may require the assistance of one or more experienced pharmaceutical companies to market and distribute Hemopure effectively.

         If we seek an alliance with an experienced pharmaceutical company:

•	we may be unable to find a collaborative partner, enter into an alliance on favorable terms, or enter into an alliance that will be successful;

•	any partner to an alliance might, at its discretion, limit the amount and timing of resources it devotes to marketing Hemopure; and

•	any marketing partner or licensee may terminate its agreement with us and abandon our products at any time for any reason without significant payments.

         If we do not enter into an alliance with a pharmaceutical company to market and distribute our products, we may not be successful in entering into alternative arrangements, whether engaging independent distributors, or recruiting, training and retaining a marketing staff and sales force of our own.

Shareholder Litigation May Be a Drain on Our Resources and May Adversely Affect Us.

         As of March 15, 2002, Biopure and our Chairman have been named as defendants in five related purported class action lawsuits under the federal securities laws alleging that we made materially false and misleading statements in the period May to December, 2001 concerning the timing of our filing of an electronic Biologic License Application for Hemopure with the FDA. We have filed motions to dismiss the lawsuits. As these lawsuits are at an early stage, we may not be able to resolve them for several years. Although we believe these lawsuits are without merit and we intend to defend them vigorously, these lawsuits may become a drain on our management’s time and attention if we do not prevail on the motions to dismiss. In addition, we cannot assure you we will ultimately prevail in these lawsuits.

Failure to Increase Manufacturing Capacity May Impair Hemopure’s Market Acceptance

         We will need to construct additional manufacturing facilities to meet annual demand in excess of 100,000 units of Hemopure. If Hemopure receives market acceptance, we may experience difficulty manufacturing enough of the product to meet demand. If we cannot fill orders for Hemopure, customers might turn to alternative products and choose not to use Hemopure even after we have addressed our capacity shortage.

Failure to Raise Additional Funds in the Future May Affect the Development, Manufacture and Sale of Our Products

         We require substantial working capital to properly develop, manufacture and sell our products. If such financing is not available when needed or is not available on acceptable terms, we may experience a delay in developing products, building manufacturing capacity or fulfilling other important goals. We have an equity line financing agreement which we can only avail ourselves of if our common stock price is at least $13 per share, unless waived. There is no assurance we will be able to draw funds on this line as and when needed. Our cash on hand is sufficient to fund our current plan into the first quarter of our 2003 fiscal year.

         The construction of our new manufacturing facility in Sumter, South Carolina is dependent upon financing from third parties. We cannot assure you that sufficient financing for this facility will be available on terms that are acceptable to us.

         Under the equity line facility, Société Générale is not obligated to purchase shares of our common stock unless a number of conditions have been satisfied. First, it generally has no obligation to purchase shares to the extent that the volume weighted average price of our common stock on the five trading days following the exercise of our right to sell shares to Société Générale pursuant to the equity line facility is below $13 per share. We have been experiencing stock prices lower than this minimum and, as of March 11, 2002, we are unable to draw funds under the equity line because our stock price was below the minimum. There can be no assurance that the price of our common stock will meet this minimum trading price condition at any time. Second, Société Générale is only obligated at any given request to purchase shares at a minimum aggregate amount of $500,000 and at a maximum aggregate amount that depends on the daily trading volume, but cannot be more than $4,500,000. We may make a new request six days after the prior request. Furthermore, Société Générale has no obligation to purchase shares on a given day if our daily trading volume falls below a specified minimum. Also, the equity line facility provides that Société Générale may not purchase a number of shares during 61 consecutive days that would exceed 9.9% of the number of shares of our common stock issued and outstanding on the first day of this period. Finally, on trading days where the common stock is not listed and approved for trading on the principal trading exchange of our common stock or where trading is restricted, we would not have the right to sell any shares to Société Générale.

Our Lack of Operating History Makes Evaluating Our Business Difficult

         Licensing fees, proceeds to us from investors and payments to fund our research and development activities comprise almost all of our funding to date. We have no operating history upon which to base an evaluation of our business and our prospects. We must successfully develop our products and product enhancements, achieve market acceptance of our products and respond to competition. We cannot guarantee that we will be successful in doing so, that we will ever be profitable or, if we are, that we will remain profitable on a quarterly or annual basis.

We Have a History of Losses and Expect Future Losses

         We have had annual losses from operations since our inception in 1984. We expect to continue to incur losses from operations until we are able to develop Hemopure commercially and generate a profit.

If We Are Not Able to Protect Our Intellectual Property, Competition Could Force Us to Lower Our Prices, Which Might Reduce Profitability

         We believe that our patents, trademarks and other intellectual property rights, including our proprietary know-how, will be important to our success. Our business position will depend, in part, upon our ability to defend our existing patents, and engage in our business free of claims of infringement by third parties. We will need to obtain additional patents for our products, the processes utilized to make our products and our product uses. We cannot guarantee that additional products or processes will achieve patent protection. In addition, third parties may successfully challenge our patents. Oppositions to one of our European patents have already led to a narrowing of this patent in Europe and, because some oppositions are still pending, may lead to further narrowing or even a loss of this European patent.

         We have not filed patent applications in every country. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in countries other than the United States and in regions other than Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the United States and Europe.

Our Profitability Will Be Affected If We Incur Product Liability Claims in Excess of Our Insurance Coverage

         The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage in the total amount of $20.0 million. Our profitability will be affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

Replacing Our Sole Source Suppliers for Key Materials Could Result in Unexpected Delays and Expenses

         We obtain some key materials, including membranes and chemicals, from sole source suppliers. If such materials were no longer available at a reasonable cost from our existing suppliers, we would need to obtain supply contracts with new suppliers for substitute materials. If we need to locate a new supplier, the substitute or replacement materials will most likely be tested for equivalency. Such evaluations could delay development of a product, limit commercial sales of an FDA-approved product and cause us to incur additional expense. In addition, the time expended for such tests could delay the marketing of product.

Provisions of Our Restated Certificate of Incorporation Could Discourage Takeover Transactions that a Stockholder Might Consider to Be in Its Best Interest

         Certain provisions of our Restated Certificate of Incorporation and by-laws, as well as our stockholders rights plan, could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over market price that a stockholder might consider to be in its best interest.

Transactions by Société Générale May Affect the Price of Our Common Stock

         We have an equity line financing agreement with Société Générale. From time to time, within limitations specified in the equity line facility, Société Générale may engage in short sales, short sales against the box, puts and calls and other transactions in our common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Société Générale engages in such transactions, the price of our common stock may be adversely affected.

Industry Risks

Intense Competition Could Harm Our Financial Performance

         The biotechnology and pharmaceutical industries are highly competitive. There are a number of companies, universities and research organizations actively engaged in research and development of products that may be similar to Hemopure. Increased competition could diminish our ability to become profitable or affect our profitability in the future. Our existing and potential competitors:

•	are also conducting clinical trials of their products;

•	may have substantially greater resources than we do and may be better equipped to develop, manufacture and market their products;

•	may have their products approved for marketing prior to Hemopure; and

•	may develop superior technologies or products rendering our technology and products non-competitive or obsolete.

Stringent, Ongoing Government Regulation and Inspection of Our Products Could Lead to Delays in the Manufacture, Marketing and Sale of Our Products

         The FDA continues to review products even after they receive FDA approval. If and when the FDA approves Hemopure, its manufacture and marketing will be subject to ongoing regulation, including compliance with current good manufacturing practices, adverse event reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure to comply with these requirements could affect the manufacture and marketing of Hemopure. In addition, the FDA could withdraw a previously approved product from the market upon receipt of newly discovered information. Furthermore, the FDA could require us to conduct additional, and potentially expensive, studies in areas outside our approved indications.

         We will be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, we must secure approval of a product by the comparable non-U.S. regulatory authorities prior to the commencement of marketing of the product in a country. The approval process varies from country to country and the time needed to secure additional approvals may be longer than that required for FDA approval. These applications may require the completion of additional preclinical and clinical studies and disclosure of information relating to manufacturing and controls. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of our products.

Health Care Reform and Controls on Health Care Spending May Limit the Price We Charge For Hemopure and the Amount We Can Sell

         The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. Assuming we succeed in bringing Hemopure to market, uncertainties regarding future health care reform and private market practices could impact our ability to sell Hemopure in large quantities at profitable pricing.

Uncertainty of Third-Party Reimbursement Could Affect Our Profitability

         Sales of medical products largely depend on the reimbursement of patients’ medical expenses by governmental health care programs and private health insurers. There is no guarantee that governmental health care programs or private health insurers will reimburse our sales of Hemopure, or permit us to sell our product at high enough prices to generate a profit.

Risks of Ownership of Our Stock

Potential for Dilution and Decline of the Price of Our Shares

         In 2001 we entered into an equity line facility with Société Générale pursuant to which we may, subject to certain conditions, sell to Société Générale up to $75,000,000 of our common stock from time to time over a period of two years; the number of shares and price per share will depend on the market price and trading volume of the shares on the five trading days prior to any sale. As of January 31, 2002, we have sold shares for $7.2 million. The sale of shares pursuant to the equity line facility will have a dilutive effect on our existing stockholders. Subsequent sales of these shares in the open market by Société Générale may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the equity line facility (should we choose to sell additional shares to Société Générale) and consequently further diluting our outstanding shares. These sales could have an immediate adverse effect on the market price of the shares and could result in dilution to the holders of our shares.

         In the event that we were able, in spite of the various restrictions contained in the equity line facility, including a minimum market price for our stock, to draw down the maximum amount of 5,000,000 shares under the facility, these would represent nearly 20% of our shares outstanding as of January 31, 2002.

         The perceived risk associated with the possible sale of a large number of shares issued under the equity line facility at prices as low as $12.61 per share, which is 97% of the $13 floor share price at which Société Générale has agreed to purchase our shares, or at even lower prices, to the extent that we and Société Générale waive such requirement, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock under the equity line facility could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

         If our stock price declines, we may be unable to raise additional capital. A sustained inability to raise capital could force us to go out of business. Significant declines in the price of our common stock could also impede our ability to attract and retain qualified employees, reduce the liquidity of our common stock and result in the delisting of our common stock from The Nasdaq Stock Market.

Shares Eligible for Future Sale May Cause the Market Price for Our Common Stock to Drop Significantly, Even If Our Business Is Doing Well

         We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. As of January 31, 2002, we had outstanding 25,744,456 shares of our common stock. Of these shares, substantially all are either freely tradable in the public market, unless acquired by our affiliates, or are “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933 and eligible for immediate sale in the public market pursuant to Rule 144, subject to certain volume and manner of sale limitations. Approximately 1,478,090 shares of common stock underlying stock options outstanding as of January 31, 2002 under our stock option plans are available for immediate sale in the public market. There were also 1,173,023 shares of our common stock underlying warrants outstanding as of January 31, 2002. Other shares of our common stock issued in the future may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

Our Stock Price Has Been and May Continue to Be Highly Volatile, Which May Adversely Affect Holders of Our Stock and Our Ability to Raise Capital

         The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price and trading volume could be subject to wide fluctuations in response to a variety of factors, including the following:

•	actual or potential clinical trial results relating to products under development by us or our competitors;

•	delays in our testing and development schedules;

•	events or announcements relating to our relationships with others;

•	announcements of technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	FDA approval of Hemopure or competitors’ products;

•	economic and other factors, as well as period-to-period fluctuations in our financial results;

•	market conditions for pharmaceutical and biotechnology stocks; and

•	publicity regarding actual or potential medical results relating to products under development by us or our competitors.

External factors may also adversely affect the market price for our common stock. Our common stock currently trades on The Nasdaq Stock Market. The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors on The Nasdaq Stock Market.